ROGERS COMMUNICATIONS INC.
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING
OF SHAREHOLDERS

To our Shareholders:
       The 2007 annual and special general meeting of shareholders of Rogers Communications Inc. will be held:

Date:	Monday, May 28, 2007
Time:	2:00 p.m. (local time in Toronto)
Place:	Velma Rogers Graham Theatre 333 Bloor Street East Toronto, Ontario, Canada
       Business of the meeting:

(1)	receive the financial statements for the year ended December 31, 2006 and the auditors’ report on the statements;

(2)	elect 17 directors;

(3)	appoint auditors;

(4)	to consider and, if thought advisable, to pass a resolution in the form set out in the Information Circular approving certain amendments to the Corporation’s equity compensation plans; and

(5)	consider any other business properly before the meeting.
       You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Voting Shares at the close of business in Toronto, Ontario, Canada on April 23, 2007 (subject to the voting restrictions described in the Information Circular attached). If you were the registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.
      On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3532. Le texte français sera disponible à l’assembleé.

April 13, 2007	By order of the Board

Toronto, Ontario, Canada	David P. Miller, Secretary

ROGERS COMMUNICATIONS INC.
INFORMATION CIRCULAR
Information is as of April 13, 2007 unless otherwise stated.
       The management of Rogers Communications Inc. is soliciting your proxy for use at the annual and special general meeting to be held on May 28, 2007 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost. We, us, our/ours, RCI and the Corporation refers to Rogers Communications Inc. and you and yours refers to a shareholder of Rogers Communications Inc.
PART 1   VOTING INFORMATION
REGISTERED SHAREHOLDERS
      You are a registered shareholder if a share certificate has been issued in your name and you are shown in our records of shareholders.
Who Can Vote?
      If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario, Canada on April 23, 2007 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares on the record date you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below.
Voting By Proxy
      If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).
Appointing a Proxyholder
      If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy card to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail. Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for receiving proxies is Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada.

—	Telephone (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your Control Number, Holder Account Number and Access Number ready to give your voting instructions on the telephone. These numbers are located on the front of the enclosed proxy card. If your proxy card does not contain a Control Number, Holder Account Number and Access Number, you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions through the Internet. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to give your voting instructions through the Internet.

—	Fax. Complete the enclosed proxy card by indicating how you want your shares voted. Sign and date the proxy card. Fax the completed proxy card to Computershare at 416.263.9524 or toll free in Canada and the United States only at 1.866.249.7775.
      or

•	You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax or through the Internet. If you mail or fax the proxy card, you must print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided or fax the proxy card as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.
Please remember that your proxy or voting instructions must be received by no later than 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on May 24, 2007.
Your Voting Choices
      You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.
      If the management representatives named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this Information Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR the resolution in the form set out in this Information Circular approving certain amendments to the Corporation’s equity compensation plans

—	FOR management’s proposals generally
Amendments or New Business
      On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.
Changing Your Mind
      You may revoke your proxy card by:

•	a completed and signed proxy card with a later date delivered to either our registered office at 2100 – 1075 West Georgia Street, Vancouver, British Columbia, Canada V6E 3G2 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on May 24, 2007 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	a written revocation, delivered to either our registered office at 2100 – 1075 West Georgia Street, Vancouver, British Columbia, Canada V6E 3G2 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on May 24, 2007 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)
      Only registered shareholders or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name.
How Does a Non-Registered Holder Give Voting Instructions?
      Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.
How Does a Non-Registered Holder Vote in Person at the Meeting?
      You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative and then follow your representative’s instructions.
Changing Your Mind as Non-Registered Holder
      As a non-registered shareholder, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, a representative may not be able to act unless it receives written notice from you in time (7 days or more before the meeting).
HOW VOTES ARE COUNTED
Class A Shares
      Each Class A Share is entitled to 50 votes on a poll.
RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES
      We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada)

•	Telecommunications Act (Canada)

•	Radiocommunication Act (Canada)
      The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.
      The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.
      If our Board of Directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS
      On April 13, 2007, 112,467,614 Class A Shares were outstanding. Edward S. Rogers, O.C., our President and Chief Executive Officer (Ted Rogers) beneficially owned or controlled 102,232,198 Class A Shares, being about 90.9% of our outstanding Class A Shares.
RESTRICTED SHARE DISCLOSURE
      Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Corporation’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Corporation’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.
      Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2006, Note 20.

PART 2   BUSINESS OF THE MEETING
ELECTION OF DIRECTORS
      In accordance with our Articles, the Board has set at 17 the number of directors to be elected at the meeting. All of the current directors retire at the annual general meeting but are eligible for re-election.
The Proposed Nominees
      The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the election of the 17 proposed nominees named below (all of whom are currently directors). Each director elected will serve until the next annual general meeting, subject to possible earlier termination.
Proposed Nominees

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	Since	Corporation	Corporation	Share Units

Ronald Duncan Besse (7)(8)(9)	President, Besseco Holdings Inc. (holding company)	1984	14,000	54,530	43,099.66
Ronald D. Besse, 68, resides in Toronto, Ontario, Canada. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Income Fund. Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

Charles William David Birchall (7)(11)(12)	Vice Chairman, Barrick Gold Corporation (mining)	2005	Nil	Nil	5,704.62
C. William D. Birchall, 64, resides in Toronto, Ontario, Canada. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001 and was a director of Trizec Canada Inc. until October 2006. Mr. Birchall is a Fellow of The Institute of Chartered Accountants in England and Wales (1963).

John Henry Clappison (7)	Company Director	2006	Nil	1,000	2,420.28
John H. Clappison, 60, resides in Toronto, Ontario, Canada and was appointed a director of RCI on June 13, 2006. From 1990 to December 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. He was associated with PricewaterhouseCoopers from 1968. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clappison serves as a director of Sun Life Financial Inc., Cameco Corporation and Summit Energy Holdings Corporation LLP.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	Since	Corporation	Corporation	Share Units

Peter C. Godsoe, O.C. (8)(10)(11)(12)(13)	Company Director	2003	Nil	28,400	15,844.98
Peter C. Godsoe, O.C., 68, resides in Toronto, Ontario, Canada and has been a director of RCI since October 2003 and lead director since March 2006. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice Chairman (1982), of The Bank of Nova Scotia until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Sobeys Inc. His corporate directorships include Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Alan Douglas Horn (6)	President and Chief Executive Officer, Rogers Telecommunications Limited and Chairman of the Board of the Corporation	2006	Nil	1,000,000	4,000

Alan D. Horn, 55, resides in Toronto, Ontario, Canada and has been a director of RCI and Chairman of the Board since March 2006. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited since March 2006. Mr. Horn served as Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006 and was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn is a Chartered Accountant. Mr. Horn is also a director of March Networks Corporation. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Thomas Ian Hull (8)(10)(11)(13)	Chairman and Chief Executive Officer, The Hull Group Inc. (insurance)	1979	508,400	3,100	47,864.20
Thomas I. Hull, 75, resides in Toronto, Ontario, Canada. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm since 1954. Mr. Hull is a graduate of the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	Since	Corporation	Corporation	Share Units

Philip Bridgman Lind, C.M.	Vice-Chairman of the Corporation	1979	380,520	836	Nil
Philip B. Lind, C.M., 63, resides in Toronto, Ontario, Canada. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Council for Business and the Arts, and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

Nadir Mohamed (9)	President and Chief Operating Officer, Communications Group of the Corporation	2005	Nil	40,000	Nil
Nadir Mohamed, 50, resides in Toronto, Ontario, Canada. Mr. Mohamed joined RCI in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Prior to joining Rogers Wireless, Mr. Mohamed served as Senior Vice President, Marketing and Sales for Telus Communications Inc. from February 1999 to August 2000. Between August 1997 and January 1999 Mr. Mohamed was President and Chief Operating Officer of BC Tel Mobility. Mr. Mohamed is also a director of Cinram International Inc. and a member of Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Chartered Accountant.

The Honourable David Robert Peterson, P.C., Q.C. (4)(9)	Senior partner and Chairman of Cassels Brock & Blackwell LLP (law firm)	1991	Nil	9,000	38,006.74
The Hon. David R. Peterson, P.C., Q.C., 63, resides in Toronto, Ontario, Canada. Mr. Peterson also serves as a director of Industrielle-Alliance Insurance and Financial Services Inc., Shoppers Drug Mart, Oceanex Income Fund and Ventus Energy West Cape Windpower LP. Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	Since	Corporation	Corporation	Share Units

Edward Samuel Rogers, O.C. (1)(2)(5)(10)(11)	President and Chief Executive Officer of the Corporation	1979	102,232,198	39,262,458	Nil
Ted Rogers, O.C., 73, resides in Toronto, Ontario, Canada. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

Edward Rogers (3)(10)(11)(12)	President, Rogers Cable Communications Inc.	1997	2,000	604,162	Nil
Edward Rogers, 37, resides in Toronto, Ontario, Canada. Mr. Rogers also serves as a director of Futureway Communications Inc. He worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of RCI from 2000 to 2002. Mr. Rogers holds a B.A., University of Western Ontario.

Loretta Anne Rogers (2)	Company Director	1979	2,000	114,280	29,262.62
Loretta A. Rogers, 68, resides in Toronto, Ontario, Canada. Mrs. Rogers also serves as a director of Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

Melinda M. Rogers (3)(9)(12)	Senior Vice-President, Strategy and Development of the Corporation	2002	200	603,700	Nil
Melinda M. Rogers, 36, resides in Toronto, Ontario, Canada. Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Ontario Media Development Corporation and iBAHN. She served as Vice President, Venture Investments from 2000 to 2004 and Vice President, Strategic Planning and Venture Investments from 2004 to 2006. Ms. Rogers was appointed Senior Vice President; Strategy and Development of the Company in October 2006. Prior to joining RCI, Ms. Rogers was a Product Manager for At Home Corporation, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A., University of Toronto.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	Since	Corporation	Corporation	Share Units

William Tate Schleyer (8)	Company Director	1998	Nil	60,000	27,186.66
William T. Schleyer, 55, is an American citizen who resides in Rye Beach, New Hampshire, United States of America. Mr. Schleyer was Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, from January 2003 to February 2007, prior to which Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.

John Arnold Tory, Q.C. (8)(10)(11)(12)(13)	Director, The Woodbridge Company Limited (holding company)	1979	75,600	112,130	31,124.68
John Arnold Tory, Q.C., 77, resides in Toronto, Ontario, Canada. Mr. Tory also serves as a director of The Thomson Corporation, Abitibi-Consolidated Inc. and Canadian Psychiatric Research Foundation. Mr. Tory holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

John Christopher Counsel Wansbrough (7)(9)(10)(11)	Chairman, Rogers Telecommunications Limited (holding company)	1982	Nil	12,330	15,793.60
J. Christopher C. Wansbrough, 74, resides in Toronto, Ontario, Canada. Mr. Wansbrough has served as Chairman and director of Rogers Telecommunications Limited since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	Since	Corporation	Corporation	Share Units

Colin D. Watson (7)	Company Director	2004	250,000	Nil	2,982.80
Colin D. Watson, 65, resides in Toronto, Ontario, Canada. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 to January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, NorthStar Aerospace Inc., Louisiana-Pacific Corporation, Rhapsody Acquisition Corp. and Great Lakes Carbon Income Fund. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.
Notes:

(1)	Further details concerning these and other holdings are described above under the heading Outstanding Shares and Main Shareholders.

(2)	Loretta A. Rogers is married to Ted Rogers.

(3)	Edward Rogers is the son and Melinda Rogers is the daughter of Ted Rogers and Loretta A. Rogers.

(4)	Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998. YBM Magnex International Inc. was delisted from the Toronto Stock Exchange on December 15, 1998.

(5)	Ted Rogers was a director of At Home Corporation when it filed for Chapter 11 protection from creditors in September, 2001 and was cease traded on October 1, 2001. At Home Corporation was delisted from Nasdaq National Market on October 22, 2001.

(6)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Corporation, when it filed for protection from its creditors in October 2002.

(7)	Member of the Audit Committee.

(8)	Member of the Compensation Committee.

(9)	Member of the Pension Committee.

(10)	Member of the Executive Committee.

(11)	Member of the Finance Committee.

(12)	Member of the Nominating Committee.

(13)	Member of the Corporate Governance Committee.
     Each of the proposed nominees is now a director and has been a director since the date indicated above and is a director of the Corporation’s wholly owned subsidiaries Rogers Cable Inc. and Rogers Wireless Inc. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, not being within our knowledge, has been furnished by the respective proposed nominees individually. See “Attendance of Directors at Meetings”.

APPOINTMENT OF AUDITORS
      Management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the appointment of KPMG LLP as auditors to act until the next annual general meeting.
      The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.
Auditors’ Fees

	2006	2005

Audit Fees(1)	$8,829,138	$4,702,838
Audit-related fees(2)	1,070,834	442,400
Tax Fees(3)	703,719	721,608
All other fees(4)	0	40,000

Total	$10,603,691	$5,906,846

Notes:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements.

(2)	Consist mainly of regulatory audits and reviews, advice relating to compliance with Canadian and U.S. rules on internal controls and other specified procedures audits.

(3)	Consist of fees for tax consultation and compliance services.

(4)	Consist mainly of fees for audits of the conversion of IT-related systems.
AMENDMENTS TO EQUITY COMPENSATION PLANS
      The Toronto Stock Exchange (“TSX”) recently advised that, effective June 30, 2007, TSX issuers with “general amendment” provisions in their stock option and other security based compensation plans will no longer be able to make amendments to those plans and outstanding awards under the plans, including amendments considered to be of a “housekeeping” nature, without shareholder approval. Each of the Corporation’s 1994 Stock Option Plan, 1996 Stock Option Plan, 2000 Stock Option Plan and 2003 Restricted Share Unit Plan (collectively, the “Plans”) contain a “general amendment” provision. The TSX has advised issuers to seek shareholder approval of detailed amending provisions to security based compensation plans to clarify when shareholder approval for amendments to such plans and outstanding awards will not be required.
      The Board has approved the amendments to each of the Plans as described below, with such amendments to be subject to the approval of the shareholders. The TSX has approved the amendments to the Plans, subject to the approval of shareholders.
      The proposed amendments to the Plans provide that the Board has the power to make all amendments to the Plans and outstanding awards thereunder without the approval of the shareholders of the Corporation, other than certain amendments which will require shareholder approval. The amendments which could be made by the Board include changes to the provisions dealing with the vesting or exercise of awards under the Plans, changes to the administrative provisions and changes to clarify or correct ambiguous provisions. The shareholders will be required to approve any amendment to the Plans or any outstanding award thereunder which:

(i)	reduces the exercise price of an award held by an insider;

(ii)	extends the term of an award held by an insider; or

(iii)	increases the number of shares reserved under a Plan.
      The other proposed amendments are to the Corporation’s 1994 Stock Option Plan, 1996 Stock Option Plan and 2000 Stock Option Plan to extend the term of an option to ten business days following the end of the blackout period, where the expiry date of such option would otherwise fall during or immediately after a “blackout period”. Under the Corporation’s insider trading policies, specified employees are restricted from trading in securities of the Corporation during periodic blackout periods imposed by the Corporation. A recent notice of the TSX recognizes that blackout periods imposed by issuers are an example of good corporate governance practice and that issuers, their insiders and employees should not be penalized for maintaining such practices. The proposed amendments to these Plans address the situation where an award that would otherwise expire during or immediately following a blackout period imposed by the Corporation by providing that the award will continue to be exercisable until the tenth business day following the expiry of the blackout period.
      A copy of each of the Plans reflecting these amendments may be obtained by contacting our Investor Relations Department at Rogers Communications Inc., 333 Bloor Street East, Toronto, Ontario M4W 1G9. Copies of the Plans, as amended, will also be available at the meeting.
      The resolution to approve the amendments to the Plans which will be presented at the meeting and, if deemed appropriate, approved with or without variation is as follows:
      “1. THAT the amendments made to the Corporation’s 1994 Stock Option Plan, 1996 Stock Option Plan, 2000 Stock Option Plan and 2003 Restricted Share Unit Plan by the Board of Directors of the Corporation, clarifying what amendments to such plans and the awards thereunder will require shareholder approval and providing that an option under such plans will continue to be exercisable where the expiry date of such option would otherwise fall during, or within the ten business days immediately following a blackout period imposed by the Corporation, all as described in the Information Circular, are hereby approved; and
      2. THAT any officer of the Corporation is hereby authorized to do all such things and to execute and deliver any and all documents and instruments as may be necessary or advisable in order to give effect to this resolution.”
      To be effective, the resolution must be approved by the affirmative vote of the majority of the votes of holders of Class A Shares cast at the meeting. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for such resolution.

PART 3   COMPENSATION
EXECUTIVE COMPENSATION
      The following table shows compensation we paid during the last three financial years to the Chief Executive Officer and the Chief Financial Officers who served during 2006, and the three other most highly compensated executive officers who served as executive officers at the end of 2006 (the Named Executive Officers).
Summary Compensation Table

					Long-Term
					Compensation

		Annual Compensation			Awards		Payouts

					Securities	Shares or
					Under	Units
				Other	Options/	Subject to
				Annual	SARs	Resale	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)(2)	(#)(3)	($)	($)(4)	($)(5)

Ted Rogers(1)	2006	1,488,462	4,162,500	—	314,500	Nil	Nil	1,287
President and Chief	2005	1,236,178	2,248,020	—	106,600	Nil	Nil	1,287
Executive Officer	2004	1,103,684	2,312,678	1,021	Nil	Nil	Nil	1,134

William W. Linton (6)(7)	2006	480,577	666,570	Nil	Nil	Nil	Nil	1,287
Senior Vice President,	2005	3,362,690	1,109,171	Nil	150,000	Nil	Nil	N/A
Finance and Chief	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Financial Officer

Alan D. Horn(8)	2006	331,957	176,357	—	82,500	4,000	Nil	1,912
Chairman of the	2005	514,048	580,396	—	35,600	Nil	Nil	1,912
Board and Former	2004	517,796	1,020,252	354	Nil	Nil	Nil	1,685
Chief Financial Officer

Edward Rogers	2006	539,345	652,412	—	82,500	Nil	Nil	1,963
Senior Vice President,	2005	528,073	364,276	—	18,300	Nil	Nil	1,963
Communications Group	2004	531,923	281,097	—	Nil	Nil	Nil	1,729

Nadir H. Mohamed (9)(10)(11)	2006	883,862	2,036,984	4,005	150,000	Nil	Nil	3,089
President and Chief	2005	742,896	2,240,439	6,000	45,800	Nil	Nil	2,483
Operating Officer,	2004	663,840	1,611,075	8,246	Nil	Nil	Nil	2,187
Communications Group

Anthony P. Viner(12)	2006	532,874	1,470,060	—	10,000	Nil	Nil	1,965
Senior Vice President,	2005	521,737	1,197,853	—	10,000	Nil	Nil	1,965
Media	2004	525,540	1,081,967	406	Nil	Nil	Nil	1,732

Notes:

(1)	Mr. Ted Rogers’ bonus for 2006 was paid as Deferred Share Units.

(2)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein.

(3)	All references to stock options, restricted share units and directors deferred share units in this circular reflect the two for one stock split approved by the shareholders in December, 2006 and implemented in January 2007.

(4)	The Corporation had no long term incentive plan payouts in 2006.

(5)	The amounts quoted in this column represent premiums paid by the Corporation for group term life insurance for each officer.

(6)	Mr. Linton was appointed Vice President, Finance and Chief Financial Officer on March 21, 2006 and Senior Vice President, Finance on February 14, 2007. Previously he was Executive Vice President. Mr. Linton was President and Chief Executive Officer of Call-Net Enterprises Inc., prior to its acquisition by the Corporation in July, 2005. This table reflects Mr. Linton’s compensation from July 1, 2005 which includes severance payments and bonus payments made pursuant to his employment arrangements with Call-Net.

(7)	Mr. Linton’s bonus for 2006 was paid as Restricted Share Units.

(8)	Mr. Horn resigned as Vice President, Finance and Chief Financial Officer and was appointed Chairman of RCI effective March 21, 2006. The amounts shown for salary and bonus for 2006 comprise Mr. Horn’s salary and bonus for the period he served as Chief Financial Officer and his pro-rated retainer for the period he served as Chairman (see 2006 Director’s Compensation).

(9)	The bonuses paid to Mr. Mohamed in 2004 and 2005 include special bonuses in connection with the successful acquisition and integration of Fido Solutions Inc.

(10)	The bonus paid to Mr. Mohamed in each year includes a special bonus in furtherance of the Corporation’s retention arrangements.

(11)	Mr. Mohamed became President and Chief Operating Officer, Communications Group of the Corporation on May 25, 2005. Previously he was President and Chief Executive Officer of Rogers Wireless Inc.

(12)	Mr. Viner is President of Rogers Media Inc. Mr. Viner participates in a long term incentive plan described in this Information Circular under Employment Contracts. The value of the units held by Mr. Viner in this plan was $41,084,000 as at December 31, 2006. All of the units awarded to Mr. Viner have vested and the accrued value was paid out to Mr. Viner on March 26, 2007, of which $1,000,000 was converted into Deferred Share Units.
Options Granted during 2006
      The Corporation granted 2,043,900 options to acquire Class B Non-Voting Shares under the Corporation’s Stock Option Plans in 2006.
      The following table sets forth individual grants of stock options by the Corporation during the last financial year to the Named Executive Officers:
Option/SAR Grants During the Most Recently Completed Financial Year(1)

		Percent of		Market Value of
	Securities	Total		Securities
	Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on
	Granted	Employees in	Base Price	Date of Grant
Name	(#)(2)	Financial Year	($)	($)	Expiration Date

Ted Rogers	314,500	15.4%	$22.61	$22.61	March 1, 2013

William W. Linton	N/A	N/A	N/A	N/A	N/A

Alan D. Horn	82,500	4%	$22.61	$22.61	March 1, 2013

Edward Rogers	82,500	4%	$22.61	$22.61	March 1, 2013

Nadir H. Mohamed	150,000	7.3%	$22.61	$22.61	March 1, 2013

Anthony P. Viner	10,000	0.5%	$22.61	$22.61	March 1, 2013

Notes:

(1)	The Corporation has not granted any Stock Appreciation Rights (SARs).

(2)	Options were granted for Class B Non-Voting Shares of the Corporation. The options vest over four years and are exercisable for seven years. These are performance based options. See “Senior Executive Incentive and Ownership Program” below. Percentage shown is of total options for Class B Non-Voting Shares of the Corporation granted in the year.
Aggregated Option/ SAR Exercises in 2006 and Year End Option/ SAR Values
      The following table sets forth each exercise of options during the last fiscal year by the Named Executive Officers:

					Value of Unexercised
			Unexercised		in-the-Money
			Options/SARs at		Options/SARs at
	Securities	Aggregate	December 31, 2006		December 31, 2006(2)
	Acquired on	Value	(#)		($)
	Exercise	Realized	Exercisable/		Exercisable/
Name	(#)	($)	Unexercisable		Unexercisable

Ted Rogers	600,000	10,723,980	2,493,350/499,350	(1)	60,743,235/7,866,067

William W. Linton	Nil	Nil	37,500/112,500	(1)	467,063/1,401,188

Alan D. Horn	650,000	15,008,252	1,282,950/150,550	(1)	39,575,830/2,513,958

Edward Rogers	20,150	301,042	1,036,500/498,800	(1)	23,594,732/11,125,470

Nadir H. Mohamed	556,936	8,903,757	175,700/271,674	(1)	4,093,810/4,943,456

Anthony P. Viner	91,800	2,286,710	67,500/22,500	(1)	1,645,575/379,575

Notes:

(1)	These amounts represent options granted between 1996 and 2006 for Class B Non-Voting Shares at exercise prices ranging from $3.1450 to $22.61.

(2)	The closing price of Class B Non-Voting Shares on the Toronto Stock Exchange on December 31, 2006 was $34.70.

RETIREMENT ARRANGEMENTS
Pension Plan Table

	Years of Service
Remuneration
($)	15	20	25	30	35

125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,100,000	330,000	440,000	550,000	660,000	770,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,300,000	390,000	520,000	650,000	780,000	910,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000
      The preceding table reflects the pension benefits available under our defined benefit plan. Our plan credits an annual pensions, payable at retirement, equal to 2% of career average earnings for each year of credited service (except that 2004 earnings apply to 2004 and earlier years). The maximum benefit payable from the Corporation’s defined benefit plan is $1,722.22 per year of service before January 1, 2004, $1,833.33 in 2004 and $2,000 in 2005 and $2,111.11 in 2006 and $2,222.22 per year of service after December 31, 2006. Any amount in excess of the maximum pension payable from the Corporation’s defined benefit plan is paid to the Named Executive Officer from Supplemental Retirement Plans described below. Each pension is payable monthly for longer of the lifetime of a Named Executive Officer and five years.

		Estimated
	Projected	Annual		2006
Named Executive Officer	Service	Benefit		Earnings

Ted Rogers	47 years	$1,063,200	(1)	$1,500,000
W. W. Linton	N/A	N/A	(2)	N/A
A.D. Horn	26 years	$209,800	(3)	$332,000
N.H. Mohamed	21 years	$292,000	(4)	N/A
A.P. Viner	20 years	$213,000	(3)	$534,600
Edward Rogers	38 years	$405,800	(3)	$541,100
Notes:

(1)	Ted Rogers’ pension from the Corporation’s Defined Benefit Plan started effective December 1, 2002. Under a supplemental pension plan, he is entitled to an estimated annual benefit of $962,700 projected to December 31, 2008.

(2)	Mr. Linton elected to waive participation in the plan.

(3)	Messrs. Horn, Edward Rogers and Viner are entitled to a pension based on 2% of their average salary less any pension payable from the Corporation’s Defined Benefit Plan.

(4)	Mr. Mohamed is entitled to a pension based on $225,000 indexed from May 1, 2004 at 4% per annum, continuing to the earlier of the cessation of his employment with the Corporation and May 1, 2021, less any amounts payable from his previous employer’s pension plan and the Corporation’s Defined Benefit Plan.

EMPLOYMENT CONTRACTS
      We have written employment contracts with 5 of our Named Executive Officers. The contracts include the compensation and pension terms set out above.
      Under his employment contract, Mr. Ted Rogers will be our Chief Executive Officer for an indefinite duration but the contract can be terminated by Mr. Ted Rogers or by RCI on six months notice. The contract sets out procedures for setting annual salary and bonus (see Summary Compensation Table and the Report of the Compensation Committee for the 2006 amounts). It also provides him with the right to various benefits that we make available generally to our senior executives. On his death, we will pay to his spouse in equal monthly instalments for her lifetime an annual amount equal to one-half of his average annual salary for the 3 year period ending on his employment termination date. Mr. Ted Rogers has agreed not to compete, for 5 years after the termination date, with our and our subsidiaries’ respective businesses.
      Our employment contracts with Messrs. Linton, Mohamed, Edward Rogers and Viner continue to their respective 65th birthdays. Each contract sets out procedures for setting annual salary and bonus (see Summary Compensation Table and the Report of the Compensation Committee). The contracts also provide the executives with the right to various benefits that we make available generally to our senior executives.
      Under our employment contract with Mr. Linton, if we terminate Mr. Linton’ employment, other than for cause, we will provide him with monthly payments equal to his salary in lieu of notice, from the date of termination of employment until the earliest to occur of: (i) the date which is twelve months plus one month for each full of year of employment; (ii) his 65th birthday; or (iii) the date upon which he secures alternative employment, up to a maximum of twenty-four months. In addition, Mr. Linton will be entitled to a bonus amount, in accordance with established criteria, for this period. During the applicable period, Mr. Linton may continue to participate in our pension and benefit plans (except any disability plans). Mr. Linton has agreed that he will not, during the term of his employment with us and thereafter for a period of twelve months, compete directly or indirectly with us or our subsidiaries.
      Under our employment contract with Mr. Mohamed, if we terminate Mr. Mohamed’s employment, other than for cause, we will pay him a sum equal to 24 months base salary and bonus and permit him to continue in our pension and benefit plans (except any disability plans) for 24 months or until he turns 65, should that occur before the end of the 24 month period. Our stock options that would have become exercisable within 24 months become immediately exercisable. He may exercise those options, and all options already exercisable, for the balance of their respective terms, ranging from 7 to 10 years from their grant dates. If there is a change of control of us or Rogers Wireless Communications Inc., Mr. Mohamed may resign and be entitled to the termination results outlined above. Unless he is terminated without cause, Mr. Mohamed has agreed, among other things, not to compete for twelve months after his termination with any wireless communications business carried on by Rogers Wireless Communications Inc. and its subsidiaries at the termination date.
      Under our employment contract with Edward Rogers, if we terminate Mr. Rogers’ employment, other than for cause, we will provide him with monthly payments equal to his salary in lieu of notice, from the date of termination of employment until the earliest to occur of: (i) the date which is six months plus one month for each full of year of employment; (ii) his 65th birthday; or (iii) the date upon which he secures alternative employment, up to a maximum of twenty-four months. During the applicable period, Edward Rogers may continue to participate in our pension and benefit plans (except any disability plans). In addition, all options to acquire our shares that would have, in accordance with the terms of the grants of such options, vested and become exercisable by Mr. Rogers during the period set out above, will immediately vest and become exercisable upon the effective date of termination of employment. Mr. Rogers has agreed that he will not, during the term of his employment with us and thereafter for a period of twelve months, compete directly or indirectly with us or our subsidiaries.
      Under our employment contract with Mr. Viner, if we terminate Mr. Viner’s employment, other than for cause, we will give him notice (or equivalent payment) equal to the lesser of three years and the number of months between the termination date and his 65th birthday. Mr. Viner has agreed, among other things, not to compete for eighteen months after his termination with any broadcasting or programming business competitive with the business of our subsidiary Rogers Broadcasting Ltd. (RBL) and corporations within its group carried on at the termination date. RBL awarded Mr. Viner 20 participating units (the RBL Units) in a long term incentive phantom option plan, all of which units had vested by the end of 2006. Mr. Viner may under that plan elect to receive for each vested unit a cash payment equal to a certain percentage of the increase in the capitalized value of RBL and its subsidiaries. That increase is measured at the fiscal year end of RBL before his election against the value at December 31, 1996. The plan has now matured. See footnote 12 to the Summary Compensation Table.
COMPOSITION OF THE COMPENSATION COMMITTEE
      The Compensation Committee consists of 5 non-management directors. The members of the Compensation Committee in 2006 were: Thomas I. Hull (Chairman), Ronald D. Besse, H. Garfield Emerson, Q.C., Peter C. Godsoe, O.C., William T. Schleyer, John A Tory, Q.C. Mr. Emerson served on the Compensation Committee until his retirement from the board on March 21, 2006.
REPORT ON EXECUTIVE COMPENSATION
Compensation Philosophy
      The Corporation fosters a true “pay for performance” culture by placing significant emphasis on variable pay for its executives. Our compensation programs are designed to recognize outstanding individual performance in the context of overall corporate success. This emphasizes the importance of balancing and rewarding individual and team performance.
Pay Benchmarking
      The Corporation routinely assesses the market competitiveness of its executive compensation through data acquired from an independent compensation consulting firm. Our compensation levels are compared to those in Canadian companies operating in each of the following sectors:

•	telecommunications

•	publishing

•	broadcasting

•	cable
      We do not position our compensation levels at a specific level in relation to the market. Rather, we position by individual to recognize the individual’s skills set, experience, contribution and retention risk. This approach is driven by the intense level of competition in all markets in which the Corporation operates, and the importance and mobility of executive talent.
Base Salary
      Base salary is decided by considering comparable positions in relevant companies and by assessing an executive’s sustained performance. Base salaries are reviewed annually and adjusted if required.
Annual Incentives
      Our executive officers are eligible for annual cash bonuses based on achieving specified performance levels (the Annual Incentive Plan). At the start of each year, a percentage of an executive’s base salary is set as a target award based on specific financial and strategic goals. Actual awards are based on an executive’s performance measured against the goals, and range from zero to a multiple of the target awards.
      For such senior executives (including Named Executive Officers) the Committee will approve:

•	performance criteria (metrics)

•	weighting of these metrics

•	the threshold, target and stretch levels of performance

•	the corresponding target awards

      The Named Executive Officers’ annual incentive awards were based on the following metrics and weights in 2006. Mr. Horn’s award was in respect of the period he served as Vice President, Finance and Chief Financial Officer and pro-rated accordingly:

	Metrics	Weighting(1)

Ted Rogers	(against budget)

W.W. Linton	• EBITDA (earnings before interest,	28%

A.D. Horn	taxes, depreciation and amortization)

N.H. Mohamed	• Operational performance including	57%

Edward Rogers	• Net subscriber additions,
	• Subscriber churn
	• Network revenue growth and
	• Customer satisfaction

	• Personal objectives	15%

A.P. Viner	• EBITDA of Rogers Broadcasting Limited
	(actual)	100%

(1)	The weighting of these metrics varies by metric and by individual.
     In 2006, the target annual incentive as a percentage of base salary, for each Named Executive Officer, was as follows:

Bonus

(% of salary)
Ted Rogers	150%
W.W. Linton	75%
A.D. Horn	60%
N.H. Mohamed	125%
Edward Rogers	60%
A.P. Viner	N/A(a)

(a)	as noted in the table of metrics and weightings, Mr. Viner’s annual incentive is directly linked to the EBITDA of Rogers Broadcasting Limited, thus there is no target percentage of base salary.
     Annual incentive awards for the Named Executive Officers in 2006 were consistent with the terms of the incentive plan approved by the Committee at the start of the year. Actual awards exceeded target awards due to strong individual and corporate performance.
Long Term Incentives
      The most senior of our executives receive a substantial portion of their compensation opportunities in the form of long term incentives. This is consistent with market practices and our philosophy of variable compensation. We believe that equity based long term incentives create an enhanced alignment of an executive’s interests with your interests as shareholders.
      The Corporation has maintained a stock option plan for key employees and officers for a number of years (See Summary of the Stock Option Plans below). The Committee approves a schedule that links the value of shares under a stock option grant to an individual’s base salary. This determines the size of individual stock option grants.
      The Committee may, in cases of a new hire, promotion or exemplary individual performance during the year, approve an award in excess of that calculated according to the approved guidelines. The CEO has the authority to make grants within guidelines authorized by the Committee.
      The Corporation’s long term incentive plan includes the use of stock options for those executives with base salaries in excess of $150,000 per year who are deemed to have the greatest ability to create sustained value for the shareholders.

      Key provisions of the long term incentive plan include:

•	awards will be granted annually subject to Committee approval;

•	awards are established in a range from base to maximum within defined salary bands;

•	awards are based on a multiple of salary;

•	eligible executives may make the following choices for their award grant:

(i)	100% in stock options;

(ii)	100% Restricted Share Units (RSUs) (See summary of RSU Plan below); or

(iii)	50% in stock options and 50% in RSUs,
         and (iii) applies if no choice is made;

•	the value of an RSU is considered to be equal to 2.5 stock options;

•	the exercise price of stock options is the market price of the shares when the option is granted;

•	stock options granted have a term of seven years and vest at the rate of 25% starting on the first anniversary of the grant date; and

•	RSUs have a three year term and vest 100% at the end of the term.
Senior Executive Incentive and Ownership Program
      In February 2006, the Compensation Committee approved a Senior Executive Incentive and Ownership Program. The key provisions of this program include:

•	participation is limited to the CEO and executives reporting directly to him or her, the COO and executives reporting directly to him or her, senior operations and marketing business unit leaders, but excluding executives of the Corporation’s media subsidiary;

•	participating executives will be subject to minimum ownership requirements of the Corporation’s shares equal to a targeted multiple of base salary;

•	annual incentive awards will be deferred in excess of 100% of the target amount when required ownership levels are not maintained by the executive; and

•	a competitive long term incentive award in the form of performance based stock options will be made that vest based on time and share appreciation targets, known as double trigger performance contingent options.
Features of the program are further described below.

(a)	Annual Incentive
      The Annual Incentive Plan will continue as described above with the bonus award based on the results achieved relative to annual budget targets. To the extent an executive has not satisfied the ownership requirements (see “Share Ownership Requirements”) the executive is required to defer any incentive earned in excess of 100% of target in the form of RSUs vesting as at the end of a three year period.
      In addition, the executive may defer all or any portion of the bonus in the form of an RSU or DSU (deferred share unit which are redeemed on termination of employment pursuant to the Corporation’s Deferred Share Unit Plan). Any election of a deferral must be made by December 31 of the year in which it is earned. If the employment of the executive is terminated prior to the vesting of any amount of bonus that is deferred as a RSU, such RSUs shall vest effective immediately prior to the executive’s termination date.

(b)	Long Term Incentive Plan
      The executives will participate in a performance contingent long term incentive plan. Executives participating in this program will no longer have the choice of a stock option or RSU. All options granted under this long term incentive plan will vest over four years (or later) provided both the time and performance criteria are met during the option term.

•	Options have a seven-year term. Prior to 2005, options were generally granted with a ten-year term.

•	All options granted will vest based on time (25%/year) provided established stock price targets are met at the relevant annual vesting dates or at any time thereafter during the term of the Option.

•	Stock price performance targets will be based on the five-day weighted average share price prior to grant date plus a specified annual increase, compounded annually for each of the four years following the date of the grant.

•	The actual performance is measured based on the twenty-day weighted average share price on the Toronto Stock Exchange prior to each anniversary date.

(c)	Share Ownership Requirements
      Our stock ownership guidelines are designed to increase executives’ equity stake in Rogers and to align their interests more closely with those of our shareholders. The current guidelines are as follows:

Multiple of
Base Salary

Chief Executive Officer	5.0
Chief Operating Officer	4.0
Chief Financial Officer & Business Unit Presidents	3.0
Other Senior Executives	2.0
      These guidelines must be achieved within a five-year period. Shares counted towards these guidelines include:

•	any shares held by the executive directly or through a broker;

•	RSUs (including RSUs deferred in the Annual Incentive Plan); and

•	vested but unexercised stock options (the net in-the-money value of vested options).
      The Compensation Committee will annually review the individual executive ownership positions.
Benefits and Perquisites
      Executives at the Vice President level and above are eligible for enhanced life insurance and long term disability benefits in addition to other employee benefits generally. Depending on an executive’s role, the executive may be eligible for a company automobile or automobile allowance, and membership fees to a business or recreation club.
Chief Executive Officer’s Compensation
      The Compensation Committee reviews the Chief Executive Officer’s performance each year and makes recommendations to the Board with respect to his Base Salary, awards under the Annual Incentive Plan, and awards under the Long Term Incentive Plans. The Committee’s recommendations to the Board reflect several factors including the Committee’s assessment of the CEO’s performance during the year, the Corporation’s financial and operating performance for the year against target levels of performance set by the Board at the beginning of the year, and finally the Committee’s overall assessment of the Corporation’s performance during the year relative to selected competitors in the Canadian telecommunications industry.
      As noted in the general discussion of executive compensation, the Chief Executive Officer’s annual incentive is based on a series of quantitative and qualitative metrics.
Financial Performance Summary — 2006
      Based on our performance against the budget metrics on the business results component of the annual incentive, Mr. Ted Rogers earned an amount equal to 200% of the 85% weighting due to over performance in the key metrics, in particular EBITDA and subscriber growth.
Non-Financial Performance Summary — 2006
      The Committee awarded Mr. Ted Rogers 100% of the Personal Objectives component of the annual incentive for 2006 reflecting his leadership during our highly successful year.

      Accordingly, the Compensation Committee awarded Mr. Ted Rogers an annual incentive award of $4,162,500 (equal to 280% of his base salary). The Committee approved the grant of 314,500 performance contingent options in 2006 at an exercise price of $22.61 per Class B Non-Voting Share, subject to the terms of the Senior Executive Incentive and Ownership Program described above.
Submitted on behalf of the Compensation Committee
THOMAS I. HULL, Chairman
RONALD D. BESSE
PETER C. GODSOE, O.C.
WILLIAM T. SCHLEYER
JOHN A. TORY, Q.C.

PERFORMANCE GRAPH
      The following graph shows changes over the past five-year period in the value of $100 invested on December 31, 2001 in:

•	our Class A Shares (RCI.A)

•	our Class B Non-Voting Shares (RCI.B)

•	the Standard & Poors/ Toronto Stock Exchange Composite Total Return Index
Comparison of 5-Year Cumulative Total Return
INDEXED RETURNS
Years Ending

	Base Period
Company/Index	Dec 01	Dec 02	Dec 03	Dec 04	Dec 05	Dec 06

Rogers Communications Inc. — CL A	100	55.12	79.07	119.94	193.08	287.86

Rogers Communications Inc. — CL B	100	54.06	79.05	116.90	183.44	259.48

S&P/ TSX Composite Index	100	87.57	110.88	126.86	157.31	184.40

      Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation plus dividends reinvested. They also reflect the two-for-one stock split approved by the shareholders in December, 2006.

COMPENSATION OF DIRECTORS
      Effective July 1, 2006 we paid non-employee directors fees based on the following structure:

Annual Retainer
— Board	$40,000
— Lead Director	$40,000
— Audit Committee Chair	$30,000
— Compensation Committee Chair	$20,000
— Other Committee Chairs	$10,000

Meeting Fees
— Board or committee (other than Audit Committee)	$ 1,500 or
	$ 1,750 or	(travel 100 to 1000 km)
	$ 2,000	(travel over 1000 km)

— Audit Committee	$ 2,000 or
	$ 2,250 or	(travel 100 to 1000 km)
	$ 2,500	(travel over 1000 km)

— Audit and Compensation Committee chairs	$ 3,000

— Other Committee Chairs	$ 2,000

      We reimburse directors for travel and other expenses when they attend meetings or conduct our business. We provide an annual grant of Deferred Share Units. We did not pay directors’ fees to directors who are our officers.
      The following Table shows the compensation we paid to each director for the year ended December 31, 2006.
2006 Directors’ Compensation*

	Annual	Committee	Annual	Board/	Total	DSUs in Lieu
	Board	Chairman	Grant of	Committee	Compensation	of Retirement
	Retainer(1)	Retainer	DSUs	Meeting Fees	2006	Allowance

R.D. Besse	$40,000	$25,000	$44,910	$48,750	$158,660	$64,000

C.W.D. Birchall	$40,000	$—	$44,910	$32,750	$117,660	$2,000

J.H. Clappison(3)	$21,978	$—	$44,910	$9,500	$76,388	$—

P.C. Godsoe	$60,000	$7,500	$67,365	$29,000	$163,865	$6,000

A.D. Horn(2)	$173,077	$—	$89,820	$—	$262,897	$—

T.I.Hull	$40,000	$20,000	$44,910	$38,000	$142,910	$74,000

D.R. Peterson	$40,000	$—	$44,910	$14,750	$99,660	$50,000

L.A. Rogers	$40,000	$—	$44,910	$7,750	$92,660	$74,000

W.T. Schleyer	$40,000	$—	$44,910	$21,250	$106,160	$26,000

J.A. Tory	$40,000	$—	$44,910	$28,500	$113,410	$74,000

J.C.C. Wansbrough	$40,000	$10,000	$44,910	$35,500	$130,410	$68,000

C.D. Watson	$40,000	$—	$44,910	$22,750	$107,660	$22,000

*	Effective July 1, 2006 the Board approved certain increases to meeting fees and the Audit Committee Chairman’s retainer. The Board also approved a retainer for the lead director.

(1)	As directors employed by us, Ms. Rogers and Messrs Lind, Mohamed, Ted Rogers and Edward Rogers do not receive an annual board retainer or meeting fees.

(2)	Mr. Horn was appointed to the Board effective March 21, 2006.

(3)	Mr. Clappison was appointed to the Board effective June 13, 2006.

     Starting in 2005, directors no longer receive a retainer for serving as a director on the board of the Corporation’s operating subsidiaries. Mr. H. Garfield Emerson retired as Chairman and a director effective March 21, 2006. Mr. Emerson’s compensation entitlement was an annual retainer of $300,000.
      As our Chairman, Mr. Horn is paid an annual retainer of $250,000 in lieu of all other retainers and attendance fees. Mr. Horn also continues to receive life and insurance benefits, a car allowance, and a health club membership reimbursed by us. Mr. Horn has a supplemental retirement plan that provides for a pension based on 2% of his average compensation multiplied by his years of pensionable service.
Directors’ Deferred Share Unit Plan
      We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU is a book entry having a value equal to the market value of a Class B Non-Voting Share at the start of the relevant fiscal quarter. A director’s DSUs may be converted to cash only when the director ceases to be our or our subsidiaries’ director. The value of a converted DSU will be equal to the market value of the Class B Non-Voting Share at the conversion time. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on those Class B Non-Voting Shares. Prior to July 1, 2006, directors were entitled to a retirement allowance after 10 years of service. Effective July 1, 2006, the entitlement to such a retirement allowance was eliminated. Amounts accrued to that date were crystallized and paid in the form of DSUs. Also, prior to 2006 directors were entitled to receive stock options. Effective July 1, 2006, directors will no longer receive stock options. In 2006, in lieu of receiving stock options, the directors received a grant of 2,000 DSUs, other than the lead director and the Chairman, who received 3,000 and 4,000 DSUs respectively.
Share Ownership Guidelines
      Each non-employee director is required to own four times his or her annual cash retainer in any combination of Class A Shares, Class B Non-Voting Shares (including vested but unexercised vested stock options (the net in-the-money value of options)) and DSUs during his or her term of service as director of the Corporation. Directors have five years to attain desired ownership levels. This approach aligns the directors to the executive ownership program.
Board and Committee Attendance of Directors
      The information presented below shows Board and Committee meetings held and attendance of directors for the year ended December 31, 2006.
Board and Committee Meetings Held

Board	9
(a) Audit Committee	8
(b) Compensation Committee	7
(c) Pension Committee	6
(d) Executive Committee	1
(e) Finance Committee	6
(f) Nominating Committee(1)	3
(g) Corporate Governance Committee	3

Total number of meetings held	43

Note:

(1)	Effective March 21, 2006, the Nominating and Corporate Governance Committee was divided into two committees: the Nominating Committee and the Corporate Governance Committee. For current membership of the committees, see “Election of Directors”.

     The following table provides a summary of attendance for Board and Committee members during 2006. Committee membership is identified by the letters (a) to (g) as set out in the above table entitled “Board and Committee Meetings Held”.
Attendance of Directors at Meetings

Name	Board Meetings Attended	Committee Meetings Attended(1)

R. D. Besse(a)(b)(c)	9 of 9	21 of 21

C.W.D. Birchall(a)(e)(f)	9 of 9	17 of 17

H.G. Emerson, Q.C.(3)(b)(d)(e)(f)	2 of 2	4 of 4

J. H. Clappison(2)(a)	4 of 5	5 of 5

P. C. Godsoe, O.C.(b)(d)(e)(f)(g)	9 of 9	20 of 20

T. I. Hull(b)(d)(e)(g)	9 of 9	18 of 18

A. D. Horn	7 of 7	N/A

P.B. Lind	7 of 9	N/A

N. Mohamed(c)	7 of 9	4 of 6

D.R. Peterson, P.C., Q.C.(c)	8 of 9	6 of 6

Ted Rogers, O.C.(d)(e)	8 of 9	7 of 7

E. Rogers(d)(e)(f)	8 of 9	10 of 10

L. A. Rogers	8 of 9	N/A

M. M. Rogers(c)(f)	6 of 9	8 of 9

W.T. Schleyer(b)	9 of 9	7 of 7

J.A. Tory, Q.C.(b)(d)(e)(f)(g)	9 of 9	20 of 20

J.C.C. Wansbrough(a)(c)(d)(e)	9 of 9	21 of 21

C.D. Watson(a)	9 of 9	8 of 8

Notes:

(1)	Directors who are not members of a Committee may attend Committee meetings as observers at the invitation of the Chair of the Committee.

(2)	Effective June 13, 2006, Mr. Clappison joined the Board of Directors and the Audit Committee.

(3)	Effective March 21, 2006, Mr. Emerson retired from the Board and all Committees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
      The following table shows details of equity compensation plan information at December 31, 2006.
Equity Compensation Plan Information

	Number Of Securities
	To Be Issued		Number Of Securities
	Upon Exercise Of		Remaining Available
	Outstanding Options,	Weighted — Average	For Future Issuance Under
	Warrants And Rights	Exercise Price	Equity Compensation Plans
	As at December 31, 2006	Of Outstanding Options,	(Excluding Securities
Plan Category	(A)	Warrants And Rights	Reflected In Column (A))

Equity compensation	OPTIONS 19,694,860	$11.17	7,975,746
plans approved by
Securityholders

	RSUs 1,037,668	N/A	2,962,332

TOTAL	20,732,528		10,938,078

      The following information is provided as of April 12, 2007:

	# of Class B
	Non-Voting Shares
	Issued and Issuable
	Under Security Based	% of Outstanding
	Compensation	Class A and Class B
Plan	Arrangements	Non-Voting Shares

Restricted Share Unit Plan	4,000,000	0.63
2000 Stock Option Plan	30,000,000	4.70
1996 Stock Option Plan	25,000,000	3.92
1994 Stock Option Plan	9,500,000	1.49
      As at April 12, 2007, the total number of Class B Non-Voting Shares issuable under outstanding options and RSUs is 20,675,735 representing 3.24% of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued to date under the Stock Options Plans and the RSU Plan is 38,743,081. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 9,081,184.
      All equity based plans restrict the participation of insiders in the plans as follows:

•	the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan person shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not exceed 10% of outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Non-Voting Shares; and

•	the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the outstanding Class A Shares and Class B Non-Voting Shares.
      The Compensation Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

Summary of the Stock Option Plans
Eligible Participants
      Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of stock options under our 1994, 1996 and 2000 stock option plans (the Stock Option Plans). All grants require the approval of and are at the discretion of the Compensation Committee. The CEO has the authority to award option grants within guidelines approved by the Compensation Committee.
Determination of Stock Options to be Granted
      The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long term incentive plan. The Participant elects whether to receive the long term incentive plan benefit awarded to him or her in the form of stock options, as RSUs (see below), or 50% as to stock options and 50% as to RSUs provided they are not participants in the Senior Executive Incentive and Ownership Program. To the extent he or she elects to receive such benefits in the form of stock options,

•	the dollar amount to be credited as stock options
is divided by

•	the market price per Class B Non-Voting Share as of the grant date and the resulting number of stock options is awarded to the Participant.
      The market price of the Class B Non-Voting Shares for calculating stock options, and the exercise price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.
Vesting and Exercise of Stock Options upon Retirement or Termination of Employment
      The stock options typically vest 25% per year and expire in periods ranging from 7 to 10 years. The Committee may establish a different vesting period.
      The following rules apply if a Participant’s employment is terminated before expiry or if a person who is a director ceases to be a director before expiry:

•	if terminated by death, disability, or retirement at retirement age as determined by the committee, the employee Participant’s stock options would continue to vest and all vested options would be exercisable until the original expiry date in accordance with the original terms of the grant of such options (unless the Committee otherwise specifically determines).

•	if terminated for any other reason other than cause, the employee Participant’s unvested stock options are forfeited (unless the Committee otherwise expressly determines in writing) and vested options may be exercised at any time within 30 days after termination.

•	if the Participant is a director and ceases to be a director for any reason, the options would continue to vest and all vested options would be exercisable until the original expiry date in accordance with the original terms of such options (unless the Committee otherwise expressly determines in writing).
      As a result of a two for one subdivision of the Class A Shares and the Class B Non-Voting Shares approved by holders of Class A Shares, the number of Class B Non-Voting Shares reserved for issuance under the Stock Option Plans was increased from 32,250,000 to 64,500,000.
Assignment of Options
      Options are personal to the optionee and are non-assignable, with the exception of the assignment to a legal personal representative of the estate of the optionee, to a personal holding company controlled by the optionee or to a registered retirement savings plan established by the optionee, subject to any applicable regulatory approval.

Summary of the Restricted Share Unit (RSU) Plan
Eligible Participants
      Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of RSUs under our Restricted Share Unit Plan (the RSU Plan). All grants require the approval of and are at the discretion of the Committee.
Determination of RSUs to be Granted
      The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long term incentive plan. Under current policies of the Committees, the Participant may elect to receive the long term incentive plan benefit awarded to him or her in the form of stock options, as RSUs, or 50% as to stock options and 50% as to RSUs. To the extent he or she elects to receive such benefits in the form of RSUs,

•	the dollar amount to be credited as RSUs
is divided by

•	the market price per Class B Non-Voting Share as of the grant date which is divided by

•	2.5
and the resulting number of RSUs is credited to the Participant’s RSU account. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).
      The market price of the Class B Non-Voting Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.
Vesting of RSUs and Termination of Employment
      The Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs. The Committee may also award RSUs subject to conditions, including performance conditions to vesting. To date, the Committee has not awarded RSUs subject to performance conditions to vesting.
      The following rules apply if a Participant’s employment is terminated before the vesting date:

•	if terminated by death, retirement or disability, the Participant’s RSUs vest immediately before the death, retirement or disability date

•	if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Committee otherwise expressly determines in writing)

•	notwithstanding the above, any bonus amounts deferred as an RSU will vest immediately prior to a Participant’s termination date
Redemption of RSUs
      Our redemption rights and obligations are as follows:

•	we may redeem before the vesting date

•	we must redeem as of the vesting date
      all of a Participant’s vested RSUs. To redeem RSUs, we or the Compensation Committee may choose to

(1)	issue one Class B Non-Voting Share for each RSU; or

(2)	pay cash equal to
           — the number of RSUs credited
      multiplied by
           — the market price per Class B Non-Voting Share; or

(3)	use a combination of (1) and (2).

•	If the employee is an eligible person (as defined in the RSU Plan), the employee may elect to receive his or her bonus in the form of RSUs. The election must be made before the end of the year in respect of which the bonus is earned.
      We may not issue Class B Non-Voting Shares unless we obtain the approval of the Toronto Stock Exchange and any other regulatory authority (as may be required) and, if and as required by the Toronto Stock Exchange, our shareholders.
      As a result of a two for one subdivision of the Class A Shares and Class B Non-Voting Shares in December, 2006, the number of Class B-Non-Voting Shares reserved for issuance pursuant to the RSU Plan was increased from 2,000,000 to 4,000,000.
Transferability of Awards
      RSUs are not transferable or assignable other than to the personal representative of an estate or by will in the event of the death of a participant, subject to any applicable regulatory approval.
Summary of the Executive Deferred Share Unit Plan
Eligible Participants
      Our and our affiliates senior executive officers and officers designated by the Compensation Committee (an “Eligible Executive”) are eligible to participate in the Executive Deferred Share Unit Plan (“DSU Plan”).
Determination of DSUs to be Granted
      An Eligible Executive may elect to receive bonus remuneration, in whole or in part, in the form of deferred share units (“DSUs”) or cash. In order to participate in the DSU Plan, the Eligible Executive must file a written election designating the portion or percentage of the bonus for the applicable fiscal year that is to be deferred into DSUs and the portion or percentage to be paid in cash. Only one election may be filed in respect of any fiscal year and that election is irrevocable. DSUs elected by an Eligible Executive are credited to an account maintained for the Eligible Executive by us. The number of DSUs to be credited to the Eligible Executive is determined by dividing the amount of the bonus to be deferred into DSUs by the market price per Class B Non-Voting Share on the date credited. Dividends paid on the Class B Non-Voting Shares are credited as additional DSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).
Redemption of DSUs upon Termination of Employment
      Upon termination of employment for any reason other than death of the Eligible Executive, the Eligible Executive may require redemption of the DSUs. The Eligible Executive is then entitled to receive a lump sum cash payment equal to the number of DSUs credited to the account, multiplied by the market price per Class B Non-Voting Share on the applicable date. If the Eligible Executive does not request redemption, the DSUs will be redeemed by us at the end of the year following the year of termination of employment. In the event of death of the Eligible Executive, we are to make a lump sum cash payment within ninety (90) days of the date of death, on the terms set out above.
Amendment and Termination of Equity Compensation Plans
      Except as provided below, the Compensation Committee may amend, suspend or terminate such plans at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. In accordance with TSX requirements, and prior to the amendments to such plans described under the item “Amendments To Equity Compensation Plans” becoming effective, shareholder approval of amendments to such plans would generally be required in the case of fundamental changes such as an increase in the number of common shares issuable under a plan or any change to the eligible participants which would have the potential of broadening or increasing insider participation; provided that shareholder approval would generally not be required in the case of (i) amendments of a “housekeeping” nature, (ii) a change to the vesting provisions of awards or a plan, (iii) a change to the termination provisions of awards or a plan which does not entail an extension beyond the original expiry date, and (iv) the addition of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from a plan reserve.
Amendments to Equity Compensation Plans During 2006
      During 2006, and pursuant to the then existing amending provision of the Corporation’s Stock Option Plans and RSU Plan, the Corporation made certain housekeeping and administrative amendments to such plans. The TSX accepted notice of each of these amendments to such plans. These amendments did not require the approval of shareholders.
      The amendments consisted of: (i) changes to the employment termination provisions of the plans and the options granted thereunder which do not entail an extension beyond the original expiry dates and which were made to provide for the uniform treatment of all options, notwithstanding the reasons for the departure of the participant; (ii) authorizing the CEO of the Corporation to identify the persons entitled to receive awards under such plans based on the criteria, guidelines and other requirements established by the Board of Directors and the Compensation Committee from time to time; (iii) clarifying the definition of retirement age in the plans; (iv) permitting designated eligible participants to receive RSUs under the RSU Plan in lieu of all or part of their bonus and to convert their RSUs into DSUs on or prior to the vesting of the RSUs; and (v) drafting and other changes to clarify the provisions of the plans.
Employee Share Accumulation Plan
      In 2004, we established the employee share accumulation plan (the Employee Plan), which replaced the Employee Share Purchase Plan. The Employee Plan is open to all of our employees, excluding participants in our Stock Option Plans and our RSU Plan, described above. Under the Employee Plan, an employee may elect to participate by making contributions from payroll up to a maximum of 5% of salary. The Board may, in its discretion, authorize designated employees who may contribute up to 10% of their salary to the Employee Plan.
      The Employee Plan is managed by an independent trustee, which holds the contributions on behalf of the employee. At the end of each calendar quarter, we contribute to each participating employee’s account, an amount equal to 25% of the aggregate contributions made during that quarter by the participating employee. The trustee then purchases Class B Non-Voting Shares with such contributions, through the facilities of the Toronto Stock Exchange, for the account of the participating employee.
      During the year ended December 31, 2006, an aggregate of 431,077 Class B Non-Voting Shares were purchased under the Employee Plan.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
      The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at March 31, 2007 to the Corporation and its subsidiaries.

	To the Corporation	To another
Purpose	or its subsidiaries	Entity

Share Purchases	Nil	Nil
Other	$4,477,449	Nil

PART 4   CORPORATE GOVERNANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
      The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.A.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The Toronto Stock Exchange (the TSX)	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada
      The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 — Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.
Composition of the Board
      The Board currently has 17 members. The Board has determined that 10 of the 17 directors are “independent” within the meaning of NI 58-101.
The directors who are not independent are:

Ted Rogers, O.C. (executive officer)
Melinda M. Rogers (daughter of Ted Rogers and an executive officer)
Philip B. Lind, C.M. (executive officer)
Nadir Mohamed (executive officer)
Alan D. Horn (Chairman and former executive officer)
Edward Rogers (son of Ted Rogers and an executive officer of our subsidiary Rogers Cable Communications Inc.)
Loretta A. Rogers (spouse of Edward S. Rogers)
The 10 independent directors are:

Ronald D. Besse
C. William D. Birchall
John H. Clappison
Peter C. Godsoe, O.C.
Thomas I. Hull
The Hon. David R. Peterson, P.C., Q.C.
William T. Schleyer
John A. Tory, Q.C.
J. Christopher C. Wansbrough
Colin D. Watson
      A majority of the Board is independent.
      During 2006, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2007. Since January 1, 2006, the independent directors have had 9 such sessions.
      Alan D. Horn is the Chairman of the Board and is not an independent director. Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C. as lead director. The lead director facilitates the functioning of the Board independently of management of the Corporation and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair and Lead Director” in the Board Charter (attached to this Information Circular as Appendix A).
      For further information regarding the directors, including directorships of other reporting issuers and attendance at Board and committee meetings, see Business of the Meeting — Election of Directors and Executive Compensation — Compensation of Directors above.
Mandate of the Board
      The Board has adopted a Board of Directors Charter (the Board Charter) as its written mandate of directors’ duties and responsibilities (the Board Charter is attached to this Information Circular as Appendix A).
Position Descriptions
      The Board Charter mandates the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•	chairing Board and shareholders’ meetings;

•	organizing an appropriate annual work plan and scheduled Board meetings;

•	participating in the preparation of each Board meeting agenda and ensuring an appropriate information package is provided on a timely basis to each director in advance of the meeting;

•	monitoring Board committees’ work and attending committee meetings as a non-voting participant (if not a committee member);

•	assisting in the Board’s evaluation and self-assessment of its effectiveness and implementing improvements;

•	providing guidance to individual directors in discharging their duties;

•	ensuring new directors receive an orientation and education program; and

•	arranging for directors to communicate with the Chair formally and informally concerning matters of interest to directors.
      The chairs of each board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.
      The Board has approved a detailed written job description for the office of Chief Executive Officer. The Compensation Committee will review and approve the Chief Executive Officer’s written objectives for the current year.
Orientation and Continuing Education
      It is the responsibility of the Chair of the Board to oversee an orientation and continuing education program for the directors. Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings. From time to time, presentations are made by management personnel or outside experts to educate the directors on new issues.
Ethical Business Conduct
      The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Guidelines for Officers and Employees (the Codes). The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.
      Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.
      We have publicly filed the Codes on SEDAR and posted them on “Corporate Governance” at www.rogers.com.
Nomination of Directors
      Potential candidates for director of the Corporation are evaluated by the Nominating Committee, under the leadership of the Chair, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Corporation’s needs. In evaluating candidates, the Nominating Committee considers the effectiveness of the Board, as a whole, and its individual members, including their respective competencies and skills.
Summary of Responsibilities, Powers and Operation of the Nominating Committee:

•	reviews, considers and/or initiates proposals for nomination of directors to the Board and the board of directors of wholly owned subsidiaries

•	where appropriate, interviews proposed nominees

•	assesses incumbent directors for re-nomination to the Board

•	establishes criteria for and recommends prospective members for our and our affiliates’ boards
      The Nominating Committee has five members, a majority of whom are independent.
Compensation
Summary of Responsibilities, Powers and Operation of the Compensation Committee:

•	approves appointment and compensation of senior officers

•	reviews and recommends to the Board our executive compensation policies

•	reviews our compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning
      All members of the Compensation Committee are independent. For additional information, please see “Report on Executive Compensation”.
Advisors to the Committee
      The Committee has engaged Hugessen Consulting Inc. (HCI) to act as its independent advisor on matters considered by the Committee, including the review and preparation of this Information Circular. HCI provides advice on Rogers’ compensation policies and practices relative to its direct comparators within the communications and media industries and, when requested by the Committee Chair, attends all or portions of Committee meetings.
      The Committee Chair on a regular basis conducts a review of all work performed by HCI and the associated fees. During 2006, HCI’s fees for executive compensation consultant services to the Compensation Committee were $56,006.
Board Committees
      The Board has 7 permanent (or standing) committees (the Nominating Committee and the Compensation Committee are described above and the other five are described below). The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and the significant shareholder (or corporations he controls) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director.
Audit Committee
      The function of the Audit Committee is as follows:

•	reviews financial reporting procedures (internal and external) and adequacy of internal controls (including steps to remedy)

•	reviews consolidated financial statements (annual audited and interim unaudited)

•	reviews with external auditors our critical accounting practices and material alternative accounting treatments of financial information that have been discussed with management and external auditors’ other material written communication with management

•	reviews annual and interim financial information and press releases before release of earnings

•	selects, sets compensation of and oversees external auditor for audit, review and attest services and recommends external auditors to be nominated for shareholders’ approval

•	pre-approves audit, audit-related and non-audit services of external auditors

•	assesses and reports to the Board on independence and performance of external auditors

•	assesses management’s design, implementation of and reporting on internal controls

•	reviews activities, organization and qualifications of the internal auditors

•	reviews before release management’s discussion and analysis, annual information form and other disclosure documents containing financial information

•	reviews with the general counsel, legal compliance, litigation and other legal matters

•	establishes procedures for complaints regarding accounting, internal controls and auditing, including employees’ confidential anonymous concerns

•	prepares annual performance evaluation of the Audit Committee and reviews with Board

•	reviews annually Audit Committee Charter (see www.rogers.com)

•	meets periodically and separately with chief financial officer, internal auditors, external auditors and general counsel

•	engages outside advisors as appropriate at our expense without Board or management approval

•	conducts appropriate investigations

•	monitors compliance with the Code of Conduct and Ethics
      Please see the section entitled “Audit Committee” of the Corporation’s Annual Information Form, available at www.sedar.com, for additional information with respect to the Corporation’s audit committee.
Corporate Governance Committee
      The function of the Corporate Governance Committee is as follows:

•	develops, recommends to the Board and reviews our corporate governance practices (including Board Charter and Code of Conduct and Ethics)

•	recommends to the Board and committees the number and content of meetings, annual work plan and schedules of issues

•	reviews size and compensation of our and our affiliates’ boards and committees

•	reports to the Board as to adequacy and form of directors’ compensation

•	provides orientation program for new directors

•	evaluates annually Board and committee performance

•	reviews Board committees’ mandates

•	monitors policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading)

•	oversees individual directors engaging outside advisors at our expense

Pension Committee
      The function of the Pension Committee is as follows:

•	supervise the administration of our pension plans

•	reviews our pension plans’ provisions and investment performance
Executive Committee
      The function of the Executive Committee is as follows:

•	acts under powers delegated by the Board

•	approves final terms of transactions previously approved by the Board

•	implements policy initiatives adopted by the Board
Finance Committee
      The function of the Finance Committee is as follows:

•	reviews and reports to the Board or a committee of the Board on certain matters, including:

—	financings (including share issuances)

—	transactions not budgeted, outside the ordinary course of business and involving more than $30 million

—	alliance, branding, licence, partnership and joint venture arrangements involving more than $30 million

—	granting, issuing or assuming rights of first negotiation, first offer or first refusal or non-competition covenants or exclusivity involving a Rogers property or asset exceeding $30 million

—	granting, assuming or issuing of any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $30 million

—	candidates for our Chief Financial Officer and Audit Committee Chair
Board and Director Performance
      The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written questionnaires to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

PART 5   OTHER INFORMATION
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2006.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
      None of our directors or executive officers, nor any person who has had such a position since January 1, 2006, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.
MANAGEMENT CONTRACTS
      There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.
ADDITIONAL DOCUMENTATION
      Please see our financial statements and Management’s Discussion & Analysis for 2006 for financial information. Additional information is available on SEDAR at www.sedar.com and www.sec.gov (in the SEC’s EDGAR filings section). You can obtain a copy of our most recent financial statements, Management’s Discussion & Analysis and Annual Information Form without charge, upon request from the Investor Relations Department at the following address:

Vice-President, Investor Relations
Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario
M4W 1G9
(Telephone 416.935.3532)
      The Board has approved the contents and the sending of this Information Circular.

David P. Miller
Secretary
April 13, 2007
Toronto, Ontario, Canada

APPENDIX “A”
BOARD OF DIRECTORS CHARTER
      The purpose of this charter (“Charter”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.
PURPOSE OF THE BOARD
      The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.
MEMBERSHIP
      The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfilment of its responsibilities.
      Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.
      All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.
      Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.
ETHICS
      Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to high standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

      Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Code for directors.
MEETINGS
      The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items through communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.
      Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.
      Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors through communication with the lead director.
ROLE AND RESPONSIBILITIES OF THE BOARD
      The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.
      In addition to the other matters provided in this Charter, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances, major business development initiatives and any unbudgeted expenditure in excess of $10 million; and

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors.
      A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.
ROLE AND RESPONSIBILITIES OF THE CHAIR AND LEAD DIRECTOR
      It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities of the lead director set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.
      The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits);

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program; and

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members.
      The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•	as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.
PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION
      The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Charter including under “Role and Responsibilities of the Chair and Lead Director” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Chief Human Resources Officer of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Compensation Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

BOARD COMMITTEES
      Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.
      Unless otherwise determined by the Board, the respective responsibilities of the following Board committees shall include those set forth below.
Audit Committee

•	review financial reporting procedures (internal and external) and adequacy of internal controls (including steps to remedy);

•	review consolidated financial statements (annual audited and interim unaudited);

•	review with external auditors the Company’s critical accounting practices and material alternative accounting treatments of financial information that have been discussed with management and external auditors’ other material written communication with management;

•	review annual and interim financial information and press releases before release of earnings;

•	select, set compensation of and oversee external auditor for audit, review and attest services and recommend external auditors to be nominated for shareholders’ approval;

•	pre-approve audit, audit-related and non-audit services of external auditors;

•	assess and report to the Board on independence and performance of external auditors;

•	assess management’s design, implementation of and reporting on internal controls;

•	review activities, organization and qualifications of the internal auditors;

•	review before release Management’s Discussion and Analysis, Annual Information Form and other disclosure documents containing financial information;

•	review with general counsel legal compliance, litigation and other legal matters;

•	establish procedures for complaints regarding accounting, internal controls and auditing, including employees’ confidential anonymous concerns;

•	prepare annual performance evaluation of the Audit Committee and review with Board;

•	review annually Audit Committee Mandate;

•	meet periodically and separately with Chief Financial Officer, internal auditors, external auditors and general counsel;

•	engage outside advisors as appropriate at our expense without Board or management approval;

•	conduct appropriate investigations; and

•	monitor compliance with the Officers Code of Conduct and Ethics.
Finance Committee

•	review and report to the Board or a committee of the Board on the following matters:

—	financings (including share issuances);

—	transactions not budgeted, outside the ordinary course of business and involving more than $30 million;

—	alliance, branding, licence, partnership and joint venture arrangements involving more than $30 million;

—	granting, issuing or assuming rights of first negotiation, first offer or first refusal or non-competition covenants or exclusivity involving a Company property or asset exceeding $30 million;

—	granting, assuming or issuing of any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $30 million; and

—	candidates for the Company’s Chief Financial Officer and Audit Committee Chair.

Corporate Governance Committee

•	develop and recommend to the Board and review the Company’s corporate governance practices (including Board Charter and Code of Conduct and Ethics);

•	recommend to the Board and its committees the number and content of meetings, annual work plan and schedules of issues;

•	review size and compensation of the Company and its affiliates’ boards and committees;

•	report to the Board as to adequacy and form of directors’ compensation;

•	provide orientation program for new directors;

•	evaluate annually Board and committee performance;

•	review Board committees’ mandates;

•	monitor policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading); and

•	oversee individual directors engaging outside advisors at the Company’s expense.
Nominating Committee

•	review, consider and/or initiate proposals for nomination of directors to the Board and the boards of directors of wholly owned subsidiaries;

•	where appropriate, interview proposed nominees;

•	assess incumbent directors for re-nomination to the Board; and

•	establish criteria for and recommend prospective members for the Company and its affiliates’ boards.
Compensation Committee

•	approve appointment and compensation of senior officers;

•	review and recommend to the Board executive compensation policies; and

•	review the Company’s compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning.
Pension Committee

•	supervise the administration of the Company’s pension plans; and

•	review the provisions and investment performance of the Company’s pension plans.
Executive Committee

•	act under powers delegated by the Board;

•	approve final terms of transactions previously approved by the Board; and

•	implement policy initiatives adopted by the Board.